UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       WEIGHT WATCHERS INTERNATIONAL, INC.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   948626106
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                                 (CUSIP Number)

                                Francoise De Wael
                                  Westend S.A.P
                                  105 Grand-Rue
                                L-1661 Luxembourg
                                (+352) 22.42.59-1
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 8, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 948626106
________________________________________________________________________________

1       NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSON (ENTITIES ONLY):

        Westend S.A.
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS

               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                   [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Luxembourg
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           54,265,825 (See Item 5)
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
REPORTING PERSON
      WITH
                    9      SOLE DISPOSITIVE POWER

                           54,265,825 (See Item 5)
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            54,265,825 (See Item 5)
________________________________________________________________________________

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [_]
________________________________________________________________________________

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            54.0% (See Item 5)
________________________________________________________________________________

14     TYPE OF REPORTING PERSON

            HC
________________________________________________________________________________

         Westend S.A., a Luxembourg societe anonyme ("Westend"), hereby amends, as set forth below, its Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004 (the "Statement") relating to the common stock, no par value, of Weight Watchers International, Inc., a Virginia corporation (the "Company"). Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 5.   Interest in Securities of the Issuer.

The response to Item 5 is amended and restated as follows:

         On March 8, 2006, wholly-owned indirect subsidiaries of Westend sold an aggregate of 10,000,000 shares of Common Stock at a price per share of $50.50 pursuant to a registration statement on Form S-3 under the Securities Act of 1933, as amended.

         As of the date hereof, Artal Holdings Sp. z o.o., Succursale de Luxembourg was the record owner of 54,265,825 shares, or 54.0%, of the Common Stock outstanding (based on 100,454,369 shares of Common Stock issued and outstanding on January 31, 2006 as reported in the Company's Annual Report of Form 10-K for the year ended December 31, 2005). Artal Holdings Sp. z o.o., Succursale de Luxembourg is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.A., which is a subsidiary of the Artal Group S.A., which is a subsidiary of the Reporting Person. Consequently, the Reporting Person may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings Sp. z o.o., Succursale de Luxembourg.

         Except as set forth in this Item 5, to the best knowledge of the Reporting Person as of the date hereof, the Reporting Person and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           WESTEND S.A.


                                           By:  /s/ EMILE VOGT
                                              --------------------------
                                              Name:  Emile Vogt
                                              Title: Managing Director



Dated:  March 15, 2006